SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May 2020

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
 Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes   No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

 RYANAIR CALLS ON MRS MERKEL TO SCRAP €9BN STATE AID FOR "UNGRATEFUL" LUFTHANSA

Ryanair, Europe's largest low fares airline, today (Tues 27 May) called on German Chancellor Angela Merkel to abandon plans to give €9bn of illegal State Aid to the ungrateful Lufthansa. Lufthansa claims it needs €9bn from the German Govt "as the only viable alternative for maintaining solvency", yet Lufthansa refuses to give the German Govt effective Board representation (which would allow Govt Directors to participate in Board decisions), and today it also refuses to hand over slots in Frankfurt and Munich, which would promote competition and choice to the Lufthansa monopoly in Germany.

Ryanair today called on Mrs Merkel to scrap this illegal State Aid scheme, which the ungrateful Lufthansa has clearly rejected. If the German Govt is serious about restarting air travel to and from Germany, then this State Aid should be replaced with a different scheme, which would reduce air travel taxes for all airlines operating in Germany for the next 24 months. This would provide Lufthansa, and all other airlines in Germany, with transparent supports, which would comply with competition rules, and would encourage all airlines in Germany to return to flying and restore the German tourism industry as quickly as possible.

Ryanair's Group CEO Michael O'Leary said:

"If Lufthansa do not want to hand over slots, or give the German Govt the effective Board representation they are entitled to in return for a State subsidy of €9bn, then Mrs Merkel should say "buzz off" Lufthansa, and instead reduce air travel taxes for all airlines operating in Germany. Lufthansa would be the major beneficiary of any such tax reductions, but it would also encourage other airlines, including Ryanair, Laudamotion and EasyJet, to return to flying and pass on lower fares to consumers.

The reduction of these travel taxes to zero for the next 24 months would provide Lufthansa with significant funding, but would encourage Lufthansa to return to flying while allowing them to keep their precious slots monopoly at Frankfurt and Munich Airports, as well as ignoring the German Govt Board membership request.

Carsten Spohr has played a blinder during the Covid-19 crisis. He is probably the first man in history to demand €9bn from Mrs Merkel, then tell her to "buzz off" when she wants Board seats and/or slot remedies. Not content with demanding money from the German Govt, he is also demanding money from the Swiss Govt, the Austrian Govt and the Belgian Govt as well. There seems no end to Lufthansa's addiction to State Aid, which will distort competition for air travel to and from Germany for many years to come.

It's time for Mrs Merkel to tell Lufthansa to "buzz off" and bring an end to these illegal State Aid demands from the "subsidy junkie" Lufthansa."

ENDS

For further information
please contact:                       Alejandra Ruiz                                  Piaras Kelly
                                                Ryanair DAC                                    Edelman Ireland
   Tel: +353-1-9451799                        Tel: +353-1-6789333
   press@ryanair.com                            ryanair@edelman.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date: 27 May, 2020

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary